Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, and for the six months ended June 30, 2014. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of (i) loss from continuing operations before losses from equity affiliates, and (ii) fixed charges, less (i) interest capitalized. Fixed charges are the sum of (i) interest expensed and capitalized, (ii) amortization of capitalized expenses related to indebtedness, and (iii) estimate of interest within rental expense.

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
Loss from continuing operations before income taxes*	$(24,135)	$(16,817)	$(16,839)	$(15,675)	$(43,119)	$(7,814)
Plus: Fixed charges	179	865	1,110	673	622	380
Less: Interest capitalized	—	1,475	1,081	666	121	102

Earnings, as adjusted	$(23,956)	$(17,427)	$(16,810)	$(15,668)	$(42,618)	$(7,356)

Fixed charges	179	865	1,110	673	622	380

Total fixed charges	$179	$865	$1,110	$673	$622	$380

Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(23,777)	$(16,562)	$(15,700)	$(14,996)	$(41,996)	$(7,157)

Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(23,777)	$(16,562)	$(15,700)	$(14,9996)	$(41,996)	$(7,157)

*	Excluding losses from non-controlling interest and income/loss from equity investees.